Exhibit 99.11

CONSENT OF  R. BRYSON

I hereby consent to the use of my name in connection with the following documents and reports, which are being filed as exhibits to and incorporated by reference into the registration statement on Form 40-F of Silver Wheaton Corp. (the “Company”) being filed with the United States Securities and Exchange Commission:

1.

Information regarding the resource and reserve estimates of the Peñasquito Project;

2.

The technical report dated December 31, 2007, as amended, February 8, 2008, entitled “Peñasquito Project Technical Report Concepcíon del Oro District, Zacatecas State, México” (the “Peñasquito Report”); and

3.

The annual information form of the Company dated March 28, 2008, which includes reference to my name in connection with information relating to the Peñasquito Project and the Peñasquito Report and the properties described therein.

Date: March 28, 2008

/s/ Robert Bryson, MMSA ________________________________________ Name: Robert H. Bryson, MMSA Title: Vice President, Engineering, Goldcorp Inc.